August 9, 2005


Mail Stop 0408

By U.S. Mail and Facsimile to (973) 597-2351

Mr. John J. Davis
President and Chief Executive Officer
Center Bancorp, Inc.
2455 Morris Avenue
Union, New Jersey 07083

Re:	Form S-3 filed July 22, 2005
	File No. 333-126805

Dear Mr. Davis:

	This is to advise you that we have reviewed only those portions of the above registration statement that relate to the selling shareholders and the plan of distribution and have the following comments.
1. Please advise the staff whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer, as defined by Rule
405. If they were, please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.
2. For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.
3. If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

?	purchased the securities to be resold in the ordinary course of
business; and

?	at the time of the purchase, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

      Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don`t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.
4. Revise the fourth paragraph to clearly indicate that a post-effective amendment will be filed, before any pledgee, transferees, or other successor in interest will be allowed to sell using the prospectus. Such post-effective amendment will name the successor and the number of shares held. Additionally, revise the sixth paragraph to clearly indicate that if anyone is paid any type of fee to sell shares for any selling shareholder, a post-effective amendment will be filed, naming as an underwriter any such person or entity disclosing any compensation arrangements.

No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.

	You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	If you have any questions, please feel free to call me at
(202)
551-3434. In my absence, you may contact Mr. Christian Windsor at
(202) 551-3419.


							Sincerely,



							Michael Clampitt
							Attorney/Advisor



cc:	Peter H. Ehrenberg, Esq.
      Lowenstein Sandler PC
	65 Livingston Avenue
	Roseland, New Jersey 07068
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Center Bancorp, Inc.
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